SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2025

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SEC FILE NUMBER
53490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/01/2024 (MM/DD/YY) AND ENDING 3/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Saxony Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11152 South Towne Square
(No. and Street)

St. Louis	MO	63123
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Griffard	(314) 963-9336	rgriffard@saxonysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Griffard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saxony Securities, Inc. _____, as of 3/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard E Griffard_

Title:
President/CEO

Nathan Matarazzi
Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Saxony Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Saxony Securities, Inc.'s auditor since 2001.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 20, 2025

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2025

ASSETS

Cash and cash equivalents	$ 1,181,991
Receivable from broker/dealers	457,794
Concessions and fees receivable	1,340,411
Office equipment at cost net of $57,936 accumulated depreciation	3,411
Right-of-use asset (net of accumulated amortization of $453,270)	1,062,672
Other assets (net of allowance for credit losses of $173,825)	114,774
TOTAL ASSETS	$ 4,161,053

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 573,017
Commissions payable	1,594,641
Lease liability	1,132,974
Total Liabilities	$ 3,300,632

SHAREHOLDER'S EQUITY

Common stock	$ 14,081
Additional paid-in capital	1,703,919
Retained earnings(deficit)	(857,579)
Total Shareholder's Equity	$ 860,421
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,161,053

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company's principal business activity is the sale of securities. Operations began in February 2002.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Single Reportable Segment - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions, agency transactions, and administrative services. The Company has identified its COO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions and concessions revenue and related expense arising from securities transaction are recorded on a trade date basis. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings and trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Referral revenue is generally based on a percentage of the current market value of clients' investment holdings and assets of investors introduced to related investment opportunities, and is recognized over the period during which the investment is maintained. As referral revenue is based on the market value of the clients' investment holding, this variable consideration is constrained until the market value is determinable.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at March 31, 2025, all receivable from broker/dealers, concessions and fees receivable were considered collectable and an allowance of $173,825 for credit losses was necessary for other receivables included in Other assets.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019, using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 3.

Office Equipment – Depreciation and amortization is provided using the straight-line method over three to ten year periods.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2025

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2025, the Company's net capital and required net capital were $640,153 and $149,197, respectively. The ratio of aggregate indebtedness to net capital was 350%.

NOTE 3 - LEASE COMMITMENTS

The Company entered into a six year lease for office space with the initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains two renewal options for three years each. Since the Company plans to exercise the renewal option at this time, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in the lease payments. The base lease terminates September 30, 2027, with the renewal options extending the lease to September 30, 2033. The Company's lease does not include termination options for either party to the lease or restrictive financial covenants. To provide the landlord with additional security, the Company's parent company has executed a corporate guarantee of the lease for the payment of contractual obligations of the Company not otherwise offset or satisfied by the Company. Payments due under the lease contract include fixed payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 3 - LEASE COMMITMENTS – *(Continued)*

The components of lease cost, including other equipment and intangible leases, for the year ended March 31, 2025, is as follows:

Operating lease cost	$ 152,316
Variable lease cost	4
Short term lease cost	123,001
Less: reimbursements	(73,200)
Total lease cost	$ 202,121

Other information related to the leases at March 31, 2025:

Weighted average remaining lease term:
    Operating leases – 8.5 years

Weighted average discount rate:
    Operating leases – 3.25 % to 5.5%

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of March 31, 2025, are as follows:

Year Ended March 31,	Total
2026	$ 148,610
2027	152,856
2028	156,677
2029	160,499
2030	160,499
Thereafter	585,821
Total undiscounted lease payments	$ 1,364,962
Less: Imputed interest	(231,988)
Total lease liability	$ 1,132,974

Other Intangible Operating Leases - The Company has several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through April 2030. In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements was $113,084 for the year ended March 31, 2025.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2025

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – *(Continued)*

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification. The Company updated the agreement in November 2023. Terms of the updated agreement subject the Company to an early termination fee declining annually from $600,000 to $200,000, as defined in the agreement.

The Company has an informal agreement with its Clearing Broker/dealer to maintain net capital of at least $300,000.

To provide the Clearing Broker/dealer additional security, the Company's parent company has executed a $300,000 letter of guarantee between the bank, the Clearing Broker/dealer and the Company, for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company of the funds held by the Clearing Broker/dealer.

NOTE 5 - NOTE RECEIVBLE

On February 29, 2024, the Company signed a $160,000 demand promissory note with an non-employee registered representative, that bears interest at 8.5%. In April 2024, an additional $23,000 demand promissory note with the same non-employee registered representative was signed. Both Notes had a stated maturity date of February 28, 2025. However, the Notes came due in December 2024 upon the resignation of the non-employee registered representative. A repayment of $57,020 was received from the representative. Based on certain terms and conditions met, the remaining principal and interest were forgiven and included in Other income and Commissions. on the Statement of Operations at March 31, 2025.

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7- COMMISSION REVENUE

Three registered representative groups of the Company were responsible for approximately 41% of gross commissions and concessions revenue earned during the year ended March 31, 2025, as stated on the Statement of Income.

NOTE 8 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 4). This is commonly referred to as a piggyback arrangement. The third-party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12-month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreements at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 4.

NOTE 9 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc.(SHI). In addition, through common ownership and/or management, the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), a SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), and Patrick Capital Markets, LLC (PCM), a registered broker/dealer.

As mentioned in Note 3, SHI has executed a corporate guarantee of a lease for office space for the payment of contractual obligations of the Company not otherwise offset or satisfied by the Company.

As mentioned in Note 4, SHI has executed a $300,000 letter of guarantee between its bank, the Clearing Broker/dealer and the Company for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company held by the Clearing Broker/dealer.

NOTE 9 - RELATED PARTY TRANSACTIONS – *(Continued)*

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2025 relating to this agreement were $20,880.

The Company has an expense sharing agreement with SCM. During the year, the Company was reimbursed $2,476,738 from SCM for commissions, payroll, rent and other expenses the Company paid on SCM's behalf. In addition, the Company collected $1,602,473 of management fees that were paid to SCM and was reimbursed $2,000 of related processing fees by SCM during the year ended March 31, 2025. During the year, the Company was paid $169,672 for processing the management fees noted above. At March 31,2025, there was a payable to SCM of $4,598, included in Accounts payable and accrued expenses, on the Statement of Financial Condition.

The Company incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2025. In addition, the Company was reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has an expense sharing agreement with PCM. During the year, the Company was reimbursed $93,360 for payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2025. The Company also received $40,375 of private placement fees during the year. The Company paid PCM $177,758 of due diligence fees during the year. At March 31, 2025, there was a payable to PCM of $12,862, included in Commissions payable on the Statement of Financial Condition.

The Company incurred expenses for software services from an organization, which a Shareholder of SHI is on the management team. Total payments made by the Company during the year ended March 31, 2025, relating to these services, were $18,811.

NOTE 10 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2025, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2025

NOTE 11 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Discretionary employer contributions of $75,000 were accrued as of March 2025, for the 2024 calendar year, which are include in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 – LONG-TERM BONUS

During the year, the Company accrued long-term bonuses to several key employees under a long-term bonus plan. All such bonuses are payable at a future date which may vary under the terms of each bonus, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $37,439 during the year for long-term bonuses and a related liability of $179,716 for the year ended March 31, 2025, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 13 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to it business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing and based on currently available information and consultation with legal counsel and taking into account its established reserves, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company policy for accounting for legal fees is to record such fees as the services are provided.

NOTE 13 – CONTINGENCIES - *(Continued)*

The Company has been named in a Financial Industry Regulatory Authority (FINRA) arbitration matter. The Company was named as defendant in which the claimant alleges unsuitable investments caused compensatory damages of $13,000,000, along with a request of punitive damages. The arbitration is still in the discovery stages. The Company plans to vigorously defend this matter. At this time, the Company's management and its legal counsel are unable to predict the probable favorable or unfavorable outcome of this examination.

NOTE 14 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income.   For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at March 31, 2025.

NOTE 15 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. In May 2025, the company settled the arbitration case in Note 13. The Company's portion of the settlement was $195,000. With this settlement, the Company determined that the $173,825 receivable, which is fully allowed for, in other assets will not be collectable. In May 2025, the company terminated the long-term bonus plan in Note 12. Of the amount accrued at March 31, 2025, $122,931 was reversed. No other events were noted.